VERIS GOLD CORP. (Formerly, YUKON-NEVADA GOLD CORP.)
Management Discussion and Analysis
For the three month period ending March 31, 2013

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the condensed consolidated interim financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the three month period ending March 31, 2013, and related notes thereto, which have been prepared in accordance with IAS 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2012 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of May 13, 2013.

FIRST QUARTER HIGHLIGHTS

1.

During the first quarter of 2013 (“Q1-2013”) the Jerritt Canyon Mill produced 30,461 payable ounces representing a 133% increase from the 13,099 ounces produced in the first quarter of the prior year (“Q1- 2012”). This increase was due to an extended one-month shutdown taken in Q1-2012 to carry out extensive upgrades and refurbishment at the mill that did not occur in the most recent quarter. The payable ounces produced in Q1-2013 was 4% less than the 31,754 ounces produced in previous quarter (“Q4-2012”), primarily due to heavy snow fall restricting ore deliveries and down time required to reinforce lifters in the ore dryer.

2.

Development at Starvation Canyon continued throughout the quarter and was subsequently completed in April, 2013 with the completion of the vent raise. During the first quarter over 1,035 meters of development was completed and 1,282 tons of ore from this was delivered to the mill, containing an estimated 110 ounces.

3.

On March 27, 2013 the Company entered into a toll milling agreement with Atna Resources Inc., a subsidiary of Atna Resources Ltd. ("Atna"). The agreement is to process ore from the Pinson Mine at the Jerritt Canyon Mill (the “Atna Agreement”). The Atna Agreement has a one year term, under the terms of which ore produced from the Pinson Mine, located nearby in Humboldt County, Nevada, will be delivered to the Jerritt Canyon Mill for processing. Atna will pay to the Company a toll milling fee that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore. The Company has subsequently signed a second toll milling agreement with Klondex Mines Ltd. early in the second quarter of 2013.

4.

The Company recorded a net loss of $6.5 million in the first quarter of 2013 which compares to a net loss of $7.8 million in the first quarter of 2012. The net loss is largely attributable to losses incurred from operations of $5.5 million, and $5.3 million for Q1-2013 and 2012, respectively.

OVERVIEW

Veris Gold Corp., formerly Yukon-Nevada Gold Corp., (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and three underground mines, Starvation Canyon, Smith and SSX-Steer, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Gold (troy ounces)
Payable Ounces Produced	30,461	31,754	35,524	25,249
Gold Ounces Sold	29,776	32,198	31,763	24,073
Gold sales	$45,360	$51,799	$51,487	$36,386
Cost of gold sold	$44,944	$36,265	$36,889	$39,530
Average gold price per ounce (1)	$1,625	$1,703	$1,667	$1,606

	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gold (troy ounces)
Payable Ounces Produced	13,099	13,864	21,296	19,407
Gold Ounces Sold	12,800	16,850	18,035	18,341
Gold sales	$20,889	$27,769	$30,116	$28,258
Cost of gold sold	$21,666	$30,450	$37,279	$30,191
Average gold price per ounce (1)	$1,720	$1,676	$1,678	$1,541

(1) Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

Mining

At the Company operated SSX-Steer mining complex, mine production was 89,225 tons averaging 0.143 ounces per ton, for an estimated 12,734 ounces for the three months ended March 31, 2013. This represents a 16% decrease from the previous quarter’s delivery of 106,586 tons and a 31% decrease in the contained ounces of 18,568 ounces in the fourth quarter of 2012. Deliveries to the mill during the quarter averaged 991 tons per day, under budget for the quarter and 14% lower than the 1,161 tons per day averaged in the previous quarter.

Mining operations encountered lower grade ore in January and were hampered due to power outages resulting from heavy snow fall which restricted ore haulage to the plant. Additional snow-clearing equipment was added during the quarter to keep the haul roads open and production resumed on a normal basis early March 2013. Work continued on setting up zone 1 for longhole stoping and the first stope in that area was drilled, blasted and mined late in the quarter. Ventilation and a secondary escape way were established at the Saval portal as well to allow for the development and start of production in zone 5.

In the Smith mine Small Mine Development, LLC (“SMD”) delivered 114,659 tons to the mill, containing an estimated 19,902 ounces during the three months ended March 31, 2013. The tonnage and grade was comparable to the previous quarter’s production of 108,297 tons delivered, containing an estimated 19,092 ounces. The first quarter production averaged 1,274 tons per day, an 8% increase from the 1,177 averaged in the fourth quarter of 2012.

Development of the Starvation Canyon mine continued throughout the first quarter of 2013 and was subsequently completed in April 2013. In total 1,035 meters (3,394 feet) of development was completed, establishing two zones and three production levels. During the first quarter 1,282 tons of development ore was delivered to the mill, containing an estimated 110 ounces. Construction of a vent raise and a secondary escapeway took place in the latter half of the quarter and was completed by the first week of April, at which time production and ore haulage to the plant commenced. Expected April production from the mine is 9,000 tons of ore averaging 0.15 ounce per ton, with a targeted ramp up to 600 tons per day, averaging 0.24 ounce per ton, by the end of June.

Processing

In the first quarter of 2013 the mill processed 252,758 tons through the roaster containing an estimated 35,381 ounces of gold. This compares to the previous quarter when 297,350 tons were processed containing an estimated 41,947 ounces of gold. The processing facility recovered 29,117 ounces of gold and shipped 30,461 payable ounces before quarter end.

The processing tonnage in the first quarter was down 15% from the fourth quarter due to lower throughput resulting from high levels of clay content in the low grade ore from stock piles, a significant increase in the moisture content (13% compared to typical moisture levels of 2%) resulting from heavier snowfall, and the inability of the recently installed ore dryer to operate effectively as the lifters that had been provided by the vendor were inadequate and most had been damaged or completely separated during the year. The reduction also resulted from the two shutdowns taken, one for two days in January and one for five in February, needed to repair the ore dryer and install new heavier duty lifters. Subsequent to this repair work being completed at the end of February, processing tonnage in March returned to steady-state throughput levels averaging 3,565 tons per day.

On March 27, 2013 the Company entered into a toll milling agreement with Atna Resources Inc., a subsidiary of Atna Resources Ltd. ("Atna"). The agreement is to process ore from the Pinson Mine at the Jerritt Canyon Mill (the “Atna Agreement”). The Atna Agreement has a one year term, under the terms of which ore produced from the Pinson Mine, located nearby in Humboldt County, Nevada, will be delivered to the Jerritt Canyon Mill for processing. Atna will pay to the Company a toll milling fee that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore. The Atna Agreement is structured so that all dore produced from the ore will remain the property of Atna throughout the process. The Company subsequently entered into a similar agreement with Klondex Mines Ltd to process their non-refractory ore, opening the possibility that the wet mill circuit currently mothballed at Jerritt Canyon could be utilized separately for this purpose.

Exploration

For the three months ended March 31, 2013 a total of 364 cubex drill holes totaling 48,245 feet were completed at the Smith and SSX-Steer underground mines and at the Starvation Canyon underground development. SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 2, 7, and 8 where a total of 33,950 feet in 264 drill holes were completed. The Company drilled a total of 10,260 feet in 66 definition cubex drill holes in the SSX-Steer mine at Zones 5 and 7. In addition, 34 cubex drill holes totaling 4,035 feet were drilled in the 7140 and 7110 headings at the Starvation Canyon underground development.

During the three months ending March 31, 2013, eight resource conversion diamond drill holes totaling 7,201 feet were completed from one underground drill station at the SSX-Steer mine in Zone 1 and West Mahala. Final assays for three of the drill holes have been received to date. The construction of an exploration drift that would extend from the existing workings at West Mahala and Zone 1 to near the northeastern West Mahala inferred resource pod has been deferred into the next Quarter. This exploration drift is critical to better convert resources to reserves at the northeastern West Mahala inferred resource pod and to allow additional underground exploration in other areas.

First Quarter Underground Diamond Drilling (Contractor) – SSX-Steer Mine:

Mine	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft.)
SSX-Steer	-	-	8	7,201

The goal of the 2013 underground diamond drilling program is to add resources and reserves that are not included in the current Life of Mine plan.

Modeling, Resource, and Reserve Update

Modeling in the first quarter at Jerritt Canyon focused on updating the resources and reserves to help support the new National Instrument NI 43-101 Technical Report. This updated Technical Report is expected to be completed in early June 2013. Short term models have also been updated for the mine operations.

Surface Exploration

During the three months ended March 31, 2013 the Company did not conduct any surface exploration drilling. Planning is in progress to determine whether a surface exploration program will be undertaken in 2013. Drilling targets are still being prioritized based on different funding approvals but primarily include West Starvation Canyon, West Mahala, Winters Creek, Mill Creek, Coyote (West Murray), California Mountain, Burns Basin, and Pie Creek.

Environmental

During the first quarter of 2013 a number of environmental capital and legacy restoration projects continued at Jerritt Canyon. The capital projects included completion of electrical infrastructure for the second tailings facility (“TSF2”) and the water storage reservoirs. The additional air pollution controls installed in the third quarter of 2012 remained in startup for the first quarter of 2013. Full commissioning of TSF2 is anticipated in the second quarter of 2013. The completion of the air pollution controls and performance testing are anticipated for the first quarter of 2013, and will mark the completion of the air pollution controls for mercury that was a primary air pollution regulatory requirement in the Consent Decree from 2009.

Other restoration projects in the quarter included construction to diminish the amount of snowmelt and runoff that infiltrate the Marlboro Canyon rock disposal area (“RDA”). In the second quarter the Company will complete the re-grading of the Snow Canyon RDA in order to diminish infiltration at that site, continue recovery of groundwater beneath TSF1; and develop alternative water treatment plans for the RDA’s, such as using conventional biological methods, for submission and approval to the regulators. There are also remaining earthworks required under the Consent Decree in those areas.

Ketza River

Exploration summary

The Company did not conduct any drilling in the first quarter of 2013 at Ketza River. During the first quarter, the Company received the final report from the Extremely Low Frequency (ELF) surface geophysical survey conducted in the summer of 2012 on the South Hill exploration target and began evaluating the findings. The Company also continued the compilation of district-wide geology information from 2012 work and historical reports into ARCGIS. The acQuire drill hole and surface geochemical database was updated as well with new and historic data. The Company also continued reclamation planning and the collection of environmental and water data.

Yukon Environmental and Socio-economic Assessment Board

On February 18, 2013 Veris submitted the final responses to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) to support the adequacy review. In April 2013, YESAB issued an additional request for supplementary information, which must be answered before the proposal to re-open the mine is declared adequate. Veris has until September, 2013 to submit the requested information, unless both parties agree to an extension in writing.

Ongoing baseline data activities continue at the site including monthly water quality reporting and the hydrometric survey. In addition, the Company is still pursuing the existing tailings dam water license renewal.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q1 2013	Q4 2012	Q3 2012(1)	Q2 2012	Q1 2012	Q4 2011(2)	Q3 2011(2)	Q2 2011(2)
Statement of Operations
Gold Sales	$45,360	$51,799	$51,487	$36,386	$20,889	$27,769	$30,116	$28,258
Cost of gold sold	44,944	36,265	36,889	39,530	21,666	30,615	37,279	30,191
Gross margin (loss)	416	15,534	14,598	(3,144)	(777)	(2,846)	(7,163)	(1,933)
(Loss) income from operations	(5,528)	(22,034)	8,479	(7,167)	(5,350)	(6,055)	(11,159)	(7,127)
(Loss) income before taxes	(5,436)	(21,404)	9,027	(8,807)	(6,745)	(8,708)	(18,119)	22,926
Net (loss) income	(6,542)	(12,884)	9,027	(8,313)	(7,845)	(7,506)	(17,973)	22,915
Basic net (loss) income per share	(0.06)	(0.13)	0.09	(0.09)	(0.08)	(0.08)	(0.19)	0.28
Weighted average # of shares outstanding (000's)	107,641	101,008	99,653	95,641	93,117	93,064	93,061	82,665
Statement of Financial Position
Cash and cash equivalents	7,103	9,295	6,873	4,320	1,144	2,261	37,459	7,761
Total assets	$341,215	$348,459	$364,975	$346,900	$348,912	$327,646	$328,259	$261,447

(1)

After the completion and commissioning of key upgrades the Jerritt Canyon operations achieved steady state production levels in June 2012 which continued throughout the remainder of 2012 and into 2013.

(2)

During 2011 the Company underwent a number of both scheduled and unscheduled voluntary shutdowns of the mill operations at Jerritt Canyon which were done to complete significant required equipment refurbishment, overhaul, and replacements, as well as critical maintenance.

RESULTS OF OPERATIONS

The Company incurred a net loss of $6.5 million during the quarter ended March 31, 2013 (“Q1-2013”), compared to net loss of $7.8 million in the quarter ended March 31, 2012 (“Q1-2012”). The net loss arose primarily from a $5.5 million loss from operations which is comparable to the $5.4 million loss for the same period in 2012. The Q1-2013 loss from operations was largely the result of increased cost of sales and lower production further discussed below.

Gold sales:

Gold sales in Q1 2013 were $45.4 million from the sale of 29,776 ounces of gold at an average selling price of $1,625 per ounce, representing a 117% increase from Q1-2012 revenue of $20.9 million which arose on the sale of 12,800 ounces at an average price of $1,703. The increase in sales volume in Q1-2013 versus Q1-2012 was the result of a full quarter of SSX-Steer mine production, which was just ramping up in Q1-2012; and, a full quarter of milling facility operations compared to Q1-2012 which included a one-month shutdown for mill refurbishment. However as discussed above, Q1-2013 production and sales were less than targeted due to a five day shutdown required to repair components of the ore dryer and lower than planned mining production resulting from adverse winter conditions.

Gross margin – mining operations:

In Q1-2013, the Company achieved a gross margin of $0.4 million compared to a gross loss of $0.8 million in Q1-2012. The improved margin is the result of increased revenue resulting from increased production. As the cost of operations are primarily fixed in nature (approximately 80%) the improvement in margin is expected as the overall Jerritt Canyon milling facility throughput improves. However the gross margin for Q1-2013 was less than targeted resulting from the previously discussed production shortfalls in both mining and processing. These production shortfalls resulted in a draw-down of prior period-end gold inventory which was sold in the current quarter without being replenished by the current period end thus increasing cost of sales, which when combined with lower than anticipated revenue resulted in lower gross margin than that experienced in the two previous quarters of steady state production. Included in revenues, reducing the gross margin as well, is a $1.0 million charge related to settling with Deutsche Bank in February in cash rather than ounces as part of the early draw from the performance reserve account in February. This charge represents the cost that would have been taken had those ounces been sold to Deutsche Bank at the reduced spot price under the terms of the Gold Forward Facility.

Depreciation, depletion and amortization:

The Company had $4.2 million in depreciation and amortization in Q1-2013 compared to $1.9 million in Q1-2012. The higher depreciation in 2013 is largely to the increase in the depreciable property plant and equipment asset base, as well as $0.8 million increase in depletion of mineral property additions resulting from both increased production levels and a larger depreciable asset base.

General and administrative expenses and stock-based compensation:

During Q1-2013 the Company incurred general and administrative expenses (“G&A”) of $1.8 million, compared to the $2.6 million incurred in Q1-2012. Included in Q1-2012 G&A was $0.6 million of share based payments with no comparable expense in Q1-2013.

G&A excluding share based payments was $1.7 million in Q1-2013, comparable with the $2.0 million incurred in Q1-2012. These expenses are for corporate head office and transactions costs and are primarily comprised of: salary and benefit costs and, professional and consulting fees, the decrease in from 2012 resulted from lower professional fees as well as salaries, partially offset by increased directors fees.

Share based payments of $0.7 million was recorded in Q1-2012, $0.1 million of which was included in cost of sales, with the remainder being included in G&A. These 2012 charges were largely attributable to the vesting of options that were granted in the first quarter of 2011, where there were no comparable options either granted or vested in Q1-2013.

Finance and transactions costs:

Finance and transactions costs increased from $0.8 million in Q1-2012 to $2.0 million in Q1-2013. The cost increase was primarily attributable to $0.5 million relating to interest on convertible debentures, which was not incurred in 2012, along with a $0.4 million increase in the amortization of deferred transaction costs primarily resulting from the settlement of obligations under the Deutsche Bank Gold Forward which increased in Q1-2013 compared to Q1-2012.

Interest and other income:

	Three months ended March 31,
	2013	2012
Gain on warrants and derivatives	$754	$3,887
Gain (loss) on derivatives	1,333	(2,124)
Interest income	14	9
Other income	48	(252)
	$2,149	$1,520

The Company’s issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. For Q1-2013 a gain of $0.7 million was recognized compared to $3.9 million in the same period in 2012. The gains in each quarter are the result of declines in the Company’s share price; the gain being larger in 2012 due to there being a larger number of warrants outstanding during the period.

The gain on derivatives for the three months ended March 31, 2013 is comprised of gains relating to two derivative gold forward contracts entered into November 2010 and January 2012, which when revalued as at March 31, 2013 resulted in gains of $1.0 and $0.3 million, respectively. Comparatively, the loss on the same derivatives recorded for the first quarter of 2012 resulted in losses of $1.0 and $1.1 million, respectively.

Other items:

The foreign exchange loss of $0.1 million in the first quarter of 2013 was due to a relatively unchanged Canadian dollar relative to the US dollar since the prior period end. The foreign exchange loss of $2.2 million in the first quarter of 2012 was due to the strengthening of the Canadian dollar relative to the US dollar at that time; the loss related primarily to losses on U.S. denominated monetary liabilities.

Income taxes:

The income tax expense of $1.1 million incurred in Q1-2013 is comparable to the $1.1 million incurred in Q1-2012. The expense recognized in each of these quarters was the result of the renunciation of expenditures to flow through shareholders in the respective quarters.

LIQUIDITY

During Q1-2013 cash and cash equivalents decreased from $9.3 million to $7.1 million. As at March 31, 2013 the Company had a working capital deficiency of $78.9 million compared to a working capital deficiency of $34.3 million at December 31, 2012, this change is primarily the result of a previously long-term $21.0 million derivative forward contract liability becoming a current liability in Q1-2013, as well as the activities described below.

Operating:

During Q1-2013 the Company recorded a net loss of $6.5 million, which, after adjusting for non-cash items, including changes in working capital, of $11.5 million; and subtracting $4.2 million in cash-settled deferred revenue liabilities, resulted in cash inflows of $0.8 million from operations for the quarter.

During Q1-2012 the Company incurred a net loss of $7.8 million, which, after subtracting non-cash items, including changes in working capital, of $7.7 million; and, adding net deferred revenue proceeds of $9.0 million, resulted in cash outflows of $6.5 million from operations for the quarter.

Changes in non-cash working capital in Q1-2013 resulted in a $12.4 million cash inflow compared to $9.6 million outflow in the comparable period in 2012. The inflows in 2013 were from an increase in accounts payable of $8.6 million; a decrease in inventory of $2.7 million; and a $1.1 million decrease in accounts receivable.

The $9.6 million cash outflow in Q1-2012 was from a decrease in accounts payable of $3.4 million; an increase in inventory of $4.9 million; and a $1.3 million increase in accounts receivable.

Investing:

Capital expenditures

	Three months ended March 31,
	2013			2012
	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total
Jerritt Canyon - Mill and equipment expenditures	$1,877	$-	$1,877	$8,099	$-	$8,099
Jerritt Canyon - Exploration expenditures & underground mine development	-	7,080	7,080	-	1,880	1,880
Ketza River - Property, plant and equipment expenditures	-	-	-	248	-	248
Ketza River - Exploration/development expenditures	-	254	254	-	822	822
Corporate - property plant and equipment expenditures	14	-	14	64	-	64
	$1,891	$7,334	$9,225	$8,411	$2,702	$11,113

Cash disbursements on property, plant and equipment and mineral properties were $1.9 million Q1-2013 compared to $8.4 million in Q1-2012.

Significant property, plant and equipment capital expenditures during Q1-2013:

  Various mill related equipment ($0.7 million)
  Mobile and other mining equipment ($0.4 million)
  Snow blowing equipment ($0.3 million)
  Environmental and new tailings facility infrastructure ($0.2 million)

Significant capital expenditures for Q1-2012 included payments on:

  Ore dryer, bag house, and scrubber circuit ($2.3 million);
  Mobile equipment ($3.1. million);
  Fabric and earthworks completion on second tailings facility ($1.3 million)
  DCS installation ($0.7 million);
  Refinery furnace ($0.3 million); and,
  Waste Water treatment facility ($0.3 million)

Nevada mineral property expenditures during Q1- 2013 included SSX development including the new Saval portal ($1.2 million); Smith mine development ($0.2 million); Starvation canyon mine development, ($5.1 million); and Jerritt Canyon exploration expenditures ($0.6 million).

Nevada mineral property expenditures during Q1-2011 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala; as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines.

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of responses regarding the YESAB proposal.

Financing:

There were no financing activities during the first quarter of 2013. During Q1-2012, the Company raised $5.0 million through a forward sales contract entered into with a related party in January 2012. In February of 2012, the Company raised an additional $20 million from Deutsche Bank under a similar prepaid Gold Purchase Agreement as completed in August of 2011. Warrants were issued as part of this transaction, with $9.9 million of the $20 million attributable to the value of the warrants that were issued and treated as financing proceeds.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities.

The Company had a loss from operations of $5.5 million for the three months ended March 31, 2013 (2012 – loss of $5.4 million), and a $0.8 million inflow of cash from operations for the same period (2012 – outflow of $6.5 million). At March 31, 2013 the Company had a working capital deficiency of $78.9 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $385.5 million (December 31, 2012 – $379.0 million). The Company is currently negotiating the deferral of the settlement of a forward contract with Monument Mining that will require payment of $6.7 million in cash or physical delivery of 3,839 ounces of gold in June 2013. Also, the Company continues to obtain external financing to settle obligations as they become due. The Company plans to continue to seek out additional forms of financing at favorable terms.

Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The significant investment requirements and downtime experienced relating to the Jerritt Canyon operations refurbishment and operating issues since restarting increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations underwent significant upgrades in the first half of 2012 which had a significant impact on the mills output capacity as well as reopened the SSX-Steer mine, returning the Company to positive operating cash flows in the third and fourth quarter of 2012, as well as the first quarter of 2013. However there can be no assurance that the Company will be able to obtain additional financial resources should further investment be required, or continue to achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to curtail operations and exploration activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at March 31, 2013:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	45,402	-	-	-	45,402
Finance lease obligations	710	1,872	2,416	1,034	6,032
Operating lease obligations	55	164	209	87	515
Decommissioning and
rehabilitation provisions	-	718	1,461	66,667	68,846
Total	46,167	2,754	4,086	67,788	120,795

CAPITAL RESOURCES:

The Company had a cash balance of $7.1 as of March 31, 2013 and a negative working capital balance of $78.9. The Company had a $52.9 million restricted cash balance as of March 31, 2013 (December 31, 2012 - $51.3 million), primarily related to cash restricted for future reclamation at the Jerritt Canyon property.

The Company invested the funds from the December 2012 public offering into state bonding requirements, working capital needs, and the development of Starvation Canyon mine. The Company further funded the development of the Saval portal and the completion of Starvation Canyon with $8 million of performance reserve funds, relating to the August 2011 Forward Gold Purchase Agreement, which released in February, 2013; along with $10 million in proceeds obtained from a an eight-month senior unsecured promissory note secured in April, 2013, a subsequent event further discussed below. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing capital expenditures and the Company will be free cash flow positive.

The Company continues to explore opportunities to reduce the existing debt commitments by extending out the existing terms of the Gold Forward Facilities, enabling it to invest further funds into existing operations or pursue changes to its capital structure. Should these negotiations prove successful the monthly cash flow from the Jerritt Canyon operations will increase by up to $2 million, depending on the amount of the change, lowering the breakeven point for the operations and increasing cash available to support investment in the operations.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term.

On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Third Agreement”). Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. As at December 31, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

OUTLOOK

For 2013 and forward the Company is focused on achieving sustainable production of approximately 145,000 to 155,000 ounces from its three existing underground mines (including Starvation Canyon mine which was completed in April of 2013). As well, the Company plans to open a third portal at the SSX-Steer mine (the Saval 4 portal) through which the Company can draw additional ores at comparable grades for at least another year. To supplement the ores from the property, the Company will continue to pursue third party toll milling contracts to secure delivery of between 500 and 1,500 tons per day of third party ore or 300 to 500 tons per day of concentrates which will provide significant incremental cash flows and revenues.

As previously noted the Company has substantially completed all items under the Consent Decree, including the addition of emissions control equipment on the ore dryer, resulting in the Company setting the new standard for dryer circuit emissions. Stack testing will continue on a quarterly basis for the roaster stacks until the Consent Decree is extinguished. The roasters continue to pass the testing requirements. The Company is now evaluating alternative ways to structure the remaining project so that the Consent Decree can be brought to a close. Testing of treatment methods for RDA seepage (the remaining CD item) began in the first quarter of 2013. Several treatments are being tested to identify which is most effective.

The 2011 surface exploration program identified a number of areas of interest and proved the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. The Company is currently working on development plans from zone 1 in the SSX-Steer mine that will bring the Company within 100 meters of one of the deposits identified and will allow for further drilling of the resource and likely convert another 400 ounces approximately from inferred resource into reserves. As well, geophysical survey work in the Starvation Canyon area on the south end of the property has identified areas of interest to the west of the existing deposit that will need to be explored in the 2013 drill program as well.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On May 13, 2013, the Company had $6.8 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2013.

SUBSEQUENT EVENTS

On April 12, 2013 the Company secured financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of US$10 million (the "Principal"). In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 which expire five years from the issuance date. The Note bears interest at a rate of 9% per annum and will mature eight months from the April 12, 2013 closing date (the "Maturity Date"). From and after the Maturity Date or at the election of the Lender after an event of default whether or not the maturity has been accelerated, the Note will bear interest at a rate of 1.75% per month, and at the option of the lender, the Principal may be converted into common shares of the Company based on a conversion price equal to the greater of (a) CDN$0.75 and (b) the Market Price (as defined in the TSX Company Manual) of the Company's common shares discounted by 5% per Conversion Share (the "Conversion"). The ability of the lender to exercise its option to convert the Principal into common shares remains subject to TSX approval at the time of the Conversion. The Company also paid a finder's fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. ("Casimir") in connection with the Note transaction, and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the closing date.

On April 2, 2013 the Company entered into a toll milling agreement with Klondex Gold and Silver Mining Company Ltd., a subsidiary of Klondex Mines Ltd. (“Klondex”), to process ore from the Fire Creek Project (“Fire Creek”) at the Jerritt Canyon Mill located in Elko County, Nevada (the “Klondex Agreement”). Under the terms of the Klondex Agreement, Klondex will accept delivery of non-refractory gold ore produced from Fire Creek, located nearby in Lander County, Nevada, to the Jerritt Canyon Mill for processing. Klondex will pay the Company a toll milling fee of $148.50 per ton (including trucking) that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore. The Klondex agreement includes an additional upfront pre-payment, to be deducted from future toll milling charges, to assist the Company in refurbishing the wet mill circuit at Jerritt Canyon. This agreement is structured in a similar manner to the Atna Agreement whereby all dore produced from the ore remains the property of Klondex throughout the process. The Company intends to partially re-open the wet milling facility at Jerritt Canyon in order to process this ore.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2013, the Company was charged a total of $0.1 million (2012 - $0.2 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2013 is $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at December 31, 2012 was $6.7 million resulting in a gain of $0.3 million (2012 - $1.1 million loss) being recognized in the three months ended March 31, 2013 (note 12).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended March 31, 2013, a total of $0.1 million was charged to the Company under this agreement (2012 – $0.1 million). The amount owing at March 31, 2013 is $0.1 million (as at December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

     a) Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2013	2012
Salaries, directors fees and short-term benefits	$362	$431
Share-based payments	-	527
	$362	$958

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards effective January 1, 2013:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both condensed consolidated interim and non-condensed consolidated interim entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure on its condensed consolidated interim financial statements as a result of this standard.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

viii)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

Accounting standards effective January 1, 2014:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its condensed consolidated interim financial statements.

Accounting standards effective January 1, 2015:

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreements with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012. Under the Gold Purchase Agreement the Company is obligated to deliver 173,880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. Under the Second Gold Purchase Agreement the Company is obligated to deliver and additional 27,950 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-three month term that commenced in March 2012.

The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with these agreements. The dollar amount of the additional payments is contingent on the future price of gold.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 report for both the Ketza River and Jerritt Canyon property and expects these to be completed during the third quarter of 2012.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2012 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2012.

The Company was able to obtain funds financing in 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement in the year. Debt financing was done by way of issuing convertible debentures. In the latter half of 2012 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of May 13, 2013:

# Outstanding (000')
Common shares issued and outstanding	107,641

			Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000'	)	Exercise price	Years to expiration
Warrants	22,422		$3.32	2.4
Stock options	6,505		$2.81	2.3

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three months ended March 31, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of March 31, 2012, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at March 31, 2012.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.